82-03138

RECEIVED

2006 APR 11 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE SYSTEMS PLC

BAE Systems is, this week, hosting a visit for a group of analysts to its US businesses . The Company confirms that no material price sensitive information will be disclosed, and that it will not be making any comment on current trading.

Issued by
BAE Systems plc
London

SUPPL



06012414

PROCESSED

APR 11 2006

THOMSON FINANCIAL

dlw 4/11